Filed by Genesis Park Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Genesis Park Acquisition Corp.

(Commission File No. 001-39733)

OUR MISSION: To accelerate humanity’s expansion into space by delivering reliable, economical, and sustainable infrastructure for future generations. Who We Are: • We are a U.S. based pure space company, wholly focused on space, with over 500 employees nation wide. • We are the mission partner of choice for civil, commercial, and national security space with a proven track record of delivering for our customers. • We are innovators developing the next generation of space infrastructure that will enable new capabilities on orbit, open new markets for economic expansion, and provide a sustainable future for humanity beyond low Earth orbit. National Impact Our locations: • Florida (HQ) • Colorado • Alabama • California • Maryland • Massachusetts 7LocationsandOver500JobsintheUnitedStates • New Mexico 1.

HERITAGE + INNOVATION Redwire has brought together over 50 years of space flight heritage with the innovative capabilities and technology required to develop the next generation of space infrastructure. • Redwire is providing innovative space solutions that will overcome the technology gapsan d infrastructure deficiencies related to human space flight, LEO commercializa-tion, and national security. • Redwire is the leading developer of in space manufacturing capabilities seeking to create products that will improve the industrial machines we use on Earth and increase investmen tinspace infrastructure from adjacent markets, driving the commercialization of space.    • The aerospace industry runs on Redwire—due to our position as a key supplier and mission enabler—our technology underpins nearly every aspect of civil, commercial, and national security space infrastructure. ONE REDWIRE:

What We Do: • We enable success for our partners, serving as the “picks and shovels” provider of mission-critical capabilities and technology.    • We innovate new capabilities in space to develop large-scale structures and architectures on orbit that will overcome the tyranny of the rocket fairing and expand the utilization of space. • We advance and support the next era of human space flight through our extensive engineering and design experience. 3.

OUR CAPABILITIES: Satellite and Space Systems Redwire is enabling the next generation of satellite and spacecraft design through our innovative technology suite that combines additive manufacturing with robotic assembly for remote in-space construction of high-power small satellites and large complex structures. Our satellite manufacturing programs can deliver on-orbit servicing, assembly and manufacturing (OSAM) capabilities thereby enabling the manufacturing, repair and reconstitution of satellite assets. Space Sensors and Technology Components Our technology has been at the forefront of space exploration since its beginning. Our sensor and spacecraft component capabilities include the design and manufacture of mission-critical, high reliability optical sensors for satellites providing guidance, navigation, situational awareness, and control capabilities. Key products include sun sensors, star trackers, and star cameras. Space Exploration Solutions next generation exploration systems. The Mission Partner of Choice • NASA’s Commercial Lunar Pay load Services • Air Force Research Lab • NASA’s Human Landing System • ISS National Laboratory • DARPA • ESA 4.

Redwire In the News Space Redwire Systems Acquires (DSS) Deployable Optics Space Crystals: Products Developing in Space Laser Redwire announced recently that it has ac- The Industrial Crystallization Facility is a quired Deployable Space Systems, Inc. (DSS), commercial in-space manufacturing device a leading supplier of mission-enabling deploy- designed to provide proof-of-principle for able solar arrays, structures and mechanisms diffusion-based crystallization methods to for space applications. Read More produce high-quality optical crystals in micro-gravity relevant for terrestrial use. Read More Redwire Deployable Selected Systems To Develop For NASA’s    to Redwire Mars Aboard Technology the Mars Arriving 2020    Solar Cruiser Mission Mission Roccor was selected by NASA to develop On February 18, 2021, Redwire and NASA the deployable structure for a nearly 18,000 teams will watch on with excitement as they square foot (1,600 m2) solar sail that will experience the “seven minutes of terror” allow solar scientists to view the sun from while the Mars 2020 Perseverance rover different perspectives—and stay in orbit and Ingenuity Mars Helicopter land on the longer—than before. Read More Martian surface. Read More 5.

OUR LEADERSHIP Peter Cannito, Chairman and CEO of Redwire Pete Cannito has over 25 years of experience in the defense, technology and government services industries. As the Chairman and CEO of Red-wire, he formed the company, set the vision and currently provides the strategic direction to build a high growth, premiere Space Infrastructure business. Andrew Rush, President and COO of Redwire As an experienced aerospace executive and thought leader, Mr. Rush oversees Redwire’s business portfolio, long-term planning, and strategic investments. Rush’s experience championing space manufacturing technology development and adoption through key public-private partnerships with NASA and DoD agencies is positioning Redwire to expand its space infrastructure technology portfolio. GOVERNMENT AFFAIRS Suzanne Development Gillen, VP of Government Relations and Business Suzanne Gillen has more than 19 years of legislative, executive andgov-ernment relationse xperience including 14 yearsas Congressional staff working in the U.S. Senate for several U.S. Senators and handled civil space for the Senate Committee on Commerce, Science, and Transportation. She comes to Redwire from NASA, where she was the Associate Administrators.

Forward Looking Statements This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information, including without limitation, forecasted revenue and revenue CAGR. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Genesis Park Acquisition Corp., Redwire or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement governing the proposed business combination; (2) the inability to complete the transactions contemplated by the merger agreement due to the failure to obtain approval of the shareholders of Genesis Park Acquisition Corp. or other conditions to closing in the merger agreement; (3) the ability to meet NYSE’s listing standards following the consummation of the transactions contemplated by the merger agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Redwire as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Redwire may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Genesis Park Acquisition Corp. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Genesis Park Acquisition Corp. and Redwire undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. Additional Information In connection with the proposed business combination between Redwire and Genesis Park Acquisition Corp., Genesis Park Acquisition Corp. intends to file with the SEC a preliminary proxy statement / prospectus and will mail a definitive proxy statement / prospectus and other relevant documentation to Genesis Park Acquisition Corp. shareholders. This document does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect to the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with Genesis Park Acquisition Corp.’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Redwire, Genesis Park Acquisition Corp. and the proposed business combination. The definitive proxy statement / prospectus will be mailed to Genesis Park Acquisition Corp. shareholders as of a record date to be established for voting on the proposed business combination when it becomes available. Shareholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: investorrelations@redwirespace.com. This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. Participants in the Solicitation Genesis Park Acquisition Corp. and its directors and officers may be deemed participants in the solicitation of proxies of Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Genesis Park Acquisition Corp. in Genesis Park Acquisition Corp.’s prospectus relating to its initial public offering filed with the SEC on November 24, 2020. Redwire and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Genesis Park Acquisition Corp. in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that Genesis Park Acquisition Corp. intends to file with the SEC.

REDWIRE